SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934


                                  Schedule 13D
                                 (Rule 13-d-102)

            Information statement pursuant to rules 13-d-1 and 13-d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           Onyx Pharmaceuticals, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    683399109
                                 --------------
                                 (CUSIP Number)

CUSIP No. 000683399109                                           13D                          Page 2 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta Partners
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds     N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         California
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power           681,111
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power         N/A


                                                              (9)      Sole Dispositive Power      681,111


                                                              (10)     Shared Dispositive Power    N/A


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person           681,111

----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares      N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)        3.8%  Exit Filing

----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person           N/A

----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!



CUSIP No. 683399109                                 13D                                      Page 3 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons
      Alta BioPharma Partners, L.P.
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         Delaware
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)     Sole Voting Power          423,369
Beneficially Owned
By Each Reporting
Person With                                                   (8)     Shared Voting Power        N/A

                                                              (9)     Sole Dispositive Power     423,369


                                                              (10)    Shared Dispositive Power   N/A


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  423,369
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A


----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)     2.4%    Exit Filing


----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  N/A
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                         Page 4 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma Partners, LLC
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds  N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         California
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         15,957
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       N/A


                                                              (9)      Sole Dispositive Power    15,957


                                                              (10)     Shared Dispositive Power  N/A


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  15,957
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)    0.09%   Exit Filing

----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  N/A
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                          Page 5 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Onyx Chase Partners (Alta Bio), LLC
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         Delaware
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         241,785
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       N/A

                                                              (9)      Sole Dispositive Power    241,785

                                                              (10)     Shared Dispositive Power  N/A

  (11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  241,785
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares   N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)    1.3%   Exit Filing

----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  N/A
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0002078541                                             13D                         Page 6 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta BioPharma Management Partners, LLC
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds     N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         Delaware
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         423,369
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       N/A

                                                              (9)      Sole Dispositive Power    423,369

                                                              (10)     Shared Dispositive Power   N/A

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  423,369
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)   2.4%    Exit Filing

----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  N/A
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                       Page 7 of 16 Pages

----------------------------------------------------------------------------------------------------------------

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Alta/Chase BioPharma Management, LLC
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         Delaware
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         241,785
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       N/A

                                                              (9)      Sole Dispositive Power    241,785

                                                              (10)     Shared Dispositive Power   N/A

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  241,785
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)    1.3%     Exit Filing

----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  N/A
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                         Page 8 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Jean Deleage
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group            N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         N/A
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)
                  3.8%   --Exit Filing
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                         13D                                              Page 9 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Garrett Gruener
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         N/A
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares   N/A

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  3.8%     Exit Filing
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                      Page 10 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         N/A
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  3.8%     --- Exit Filing
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                      Page 11 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
(4)      Source Of Funds  N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         N/A
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

   (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  _ 3.8%    ---   Exit Filing
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                       Page 12 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Guy Nohra
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds   N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares   N/A


----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  3.8%     ---- Exit Filing
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 683399109                                              13D                      Page 13 of 16 Pages
----------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Marino Polestra
----------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 N/A

----------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

----------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds    N/A

----------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         U.S.A.
----------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power         N/A
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power       681,111

                                                              (9)      Sole Dispositive Power    N/A

                                                              (10)     Shared Dispositive Power  681,111

  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  681,111
----------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares  N/A


----------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  3.8%
----------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
----------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         Exit Filing ---- On August 18, 24 and 25, 2000: Alta BioPharma Partners, L.P. sold 267,282 shares of Onyx Pharmaceuticals, Inc. Common Stock, Alta Embarcadero BioPharma Partners, LLC sold 152,643 shares of Onyx Pharmaceuticals, Inc. Common Stock and Onyx Chase Partners (Alta Bio), LLC sold 10,075 shares of Onyx Pharmaceuticals, Inc. Common Stock. Alta BioPharma Partners, L.P. now holds 423,369 shares of Onyx Pharmaceuticals, Inc Common Stock, which represents 2.4% of ownership. Onyx Chase Partners (Alta Bio), LLC now holds 241,785 shares of Onyx Pharmaceuticals, Inc. Common Stock, which represents 1.3% of ownership. Alta Embarcadero BioPharma Partners, LLC now holds 15,957 shares of Onyx Pharmaceuticals, Inc. Common Stock, which represents 0.09% ownership. This Statement on Schedule D relates to Onyx Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3031 Research Road, Building A, Richmond, CA 94806.


Item 2.  Identity and Background.

         (a) This Exit Filing is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma Partners, LLC, a California limited liability company ("Embarcadero LLC"), and Onyx Chase Partners (Alta Bio), LLC, a Delaware LLC ("Onyx Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Onyx Alta Bio and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Onyx Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

         (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Onyx Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

         (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Onyx Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Onyx Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

         (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Onyx Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         N/A Exit Filing On August 18, 24 and 25, 2000: Alta BioPharma Partners, L.P. sold 267,282 shares of Onyx Pharmaceuticals, Inc. Common Stock, Alta Embarcadero BioPharma Partners, LLC sold 152,643 shares of Onyx Pharmaceuticals, Inc. Common Stock and Onyx Chase Partners (Alta Bio), LLC sold 10,075 shares of Onyx Pharmaceuticals, Inc. Common Stock. Alta BioPharma Partners, L.P. now holds 423,369 shares of Onyx Pharmaceuticals, Inc Common Stock, which is represents 2.4% of ownership. Onyx Chase Partners (Alta Bio), LLC now holds 241,785 shares of Onyx Pharmaceuticals, Inc. Common Stock, which represents 1.3% of ownership. Alta Embarcadero BioPharma Partners, LLC now holds 15,957 shares of Onyx Pharmaceuticals, Inc. Common Stock, which represents 0.09% ownership.

Item 4.  Purpose of Transaction.

         Exit Filing See Item 3.

Item 5.  Interest in Securities of the Issuer.

         Exit Filing

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Exit Filing

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Statement.



                              Page 14 of 16 Pages

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 26, 2001


ALTA PARTNERS                                        ALTA BIOPHARMA PARTNERS, L.P.

                                                     By:  Alta BioPharma Management Partners, LLC


By:      /s/ Jean Deleage                            By:      /s/ Daniel Janney
         -------------------------------                      --------------------------------
         Jean Deleage, President                              Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT, LLC                       ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
         -------------------------------                      --------------------------------
         Jean Deleage, Member                                 Jean Deleage, Member


ONYX CHASE PARTNERS (ALTA BIO), LLC                  ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
BY: ALTA/CHASE BIOPHARMA MANAGEMENT, LLC


By:      /s/ Daniel Janney                           By:      /s/ Daniel Janney
         -------------------------------                      --------------------------------
         Daniel Janney, Member                                Daniel Janney, Member




         /s/ Jean Deleage                                     /s/ Guy Nohra
         -------------------------------                      --------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruner                                   /s/ Marino Polestra
         -------------------------------                      --------------------------------
         Garrett Gruener                                      Marino Polestra


         /s/ Daniel Janney                                    /s/ Alix Marduel
         -------------------------------                      --------------------------------
         Daniel Janney                                        Alix Marduel

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Date:  February 26, 2001

ALTA PARTNERS                                        ALTA BIOPHARMA PARTNERS, L.P.

                                                     By:  Alta BioPharma Management Partners, LLC


By:      /s/ Jean Deleage                            By:      /s/ Daniel Janney
         -------------------------------                      --------------------------------
         Jean Deleage, President                              Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT, LLC                       ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
         -------------------------------                      --------------------------------
         Jean Deleage, Member                                 Jean Deleage, Member


ONYX JOLLA CHASE PARTNERS (ALTA BIO), LLC            ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
BY: ALTA/CHASE BIOPHARMA MANAGEMENT, LLC


By:      /s/ Daniel Janney                           By:      /s/ Daniel Janney
         -------------------------------                      --------------------------------
         Daniel Janney, Member                                Daniel Janney, Member




         /s/ Jean Deleage                                     /s/ Guy Nohra
         -------------------------------                      --------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                  /s/ Marino Polestra
         -------------------------------                      --------------------------------
         Garrett Gruener                                      Marino Polestra


         /s/ Daniel Janney                                    /s/ Alix Marduel
         -------------------------------                      --------------------------------
         Daniel Janney                                        Alix Marduel